UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Marshall, Charles
   Grosvenor PH-B
   6001 Pelican Bay Boulevard
   Naples, FL  34108
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   Sundstrand Corporation
   SNS
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   06/30/99
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |09/18/|    |V|11.922            |A  |$44.625    |---                |D     |---                        |
                           |98    |    |(|                  |   |           |                   |      |                           |
                           |      |    |1|                  |   |           |                   |      |                           |
                           |      |    |)|                  |   |           |                   |      |                           |
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Common Stock               |09/18/|    |V|5.714             |A  |$44.625    |---                |D     |---                        |
                           |98    |    |(|                  |   |           |                   |      |                           |
                           |      |    |1|                  |   |           |                   |      |                           |
                           |      |    |)|                  |   |           |                   |      |                           |
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Common Stock               |12/18/|    |V|51.823            |A  |$46.875    |---                |D     |---                        |
                           |99    |    |(|                  |   |           |                   |      |                           |
                           |      |    |1|                  |   |           |                   |      |                           |
                           |      |    |)|                  |   |           |                   |      |                           |
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Common Stock               |3/19/9|    |V|35.657            |A  |$68.375    |---                |D     |---                        |
                           |9     |    |(|                  |   |           |                   |      |                           |
                           |      |    |1|                  |   |           |                   |      |                           |
                           |      |    |)|                  |   |           |                   |      |                           |
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Common Stock               |06/19/|D(2)|V|14,596.3329       |D  |$70.1191   |-0-                |D     |---                        |
                           |99    |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Nonemployee Nonqual St|(3)     |06/10|D(3)|V|7,000      |D  |(3)  |(3)  |Common Stock|7,000  |(3)    |-0-         |D  |---         |
ock Option (Right to  |        |/99  |    | |           |   |     |     |            |       |       |            |   |            |
Buy)w/Tandem Withholdi|        |     |    | |           |   |     |     |            |       |       |            |   |            |
ng Right              |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1)Acquired by Reporting Person pursuant to dividend reinvestment under Sundstrand Corporation's Dividend Reinvestment Plan.
(2)In connection with the merger with United Technologies Corporation ("UTC") on June 10, 1999, the 14,596 shares of Sundstrand common stock held by the Reporting Person were disposed of for the merger consideration of $70.1191 per share consisting of cash and UTC stock, with 8,144 UTC shares being issued to the Reporting
Person.
(3)In connection with the merger with UTC, 7,000 Sundstrand stock options held by the Reporting Person were converted to 7,745 UTC stock options.
Of the 7,745 UTC options held by the Reporting Person following the conversion to UTC options, all of which were exercisable as of June 10, 1999, 553 were at an exercise price of $21.49 with an expiration date of August 1, 2004, 1,106 were at an exercise price of $24.09 with an expiration date of April 18, 2005, 1,660 were at an exercise price of $32.26 with an expiration date of April 16, 2006, 2,213 were at an exercise price of $40.79 with an expiration date of April 15, 2007, and 2,213 were at an exercise price of $58.18 with an expiration date of April 21, 2008.